RIO NARCEA GOLD MINES, LTD

C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

May 13, 2005   Trading Symbol: TSX: RNG
                                                                          Amex: RNO

FIRST QUARTER 2005 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") announces the financial results of the Company for the first quarter ended March 31, 2005.

The Company reported a net loss for the first quarter of 2005 of $16,127,800 or $0.10 per share compared to a loss of $6,411,800 and $0.06 per share in the same period of 2004. This net loss included a foreign currency exchange loss of $4,424,200 due to the effect of the stronger U.S. Dollar / Euro exchange rate during the quarter and a derivatives loss of $5,335,000 mainly due to the higher copper prices that resulted in a lower fair value of the forward contracts required for project debt. Revenues, all of which were from gold sales, were $8,919,900 for the first quarter of 2005 compared to $18,838,000 (of which $5,044,800 were sales from Nalunaq ore; there were no sales of Nalunaq ore during the first quarter of 2005) in the same period last year. Although the Company is producing concentrate from its Aguablanca nickel mine as part of the commissioning process, which began in December 2004 and is ongoing, no sales of concentrate occurred in the period. During the first quarter of 2005, the market value of the concentrate produced during the commissioning process was higher than the operating costs incurred. The operating expenses at Aguablanca in the first quarter contributed to operating cash flow being negative $11,074,900 for the quarter compared to positive $4,920,100 in the prior year period. During the first quarter, the Company incurred an operating loss of $5,425,800 compared to $1,765,500 in the same period of 2004. The operating loss for the quarter was mainly attributable to the following factors: underground gold operations in a ramp-up process with, as expected, higher mine costs; higher exploration costs, mainly as a result of the infill drilling at the Salave gold deposit; and higher administrative and corporate expenses as a result of the new corporate office in Toronto.

Subsequent to the end of the first quarter of 2005, the Company expects to make a shipment of Aguablanca concentrates in May. These concentrates were produced during the first quarter and the first weeks of April 2005, during the commissioning. This will result in net proceeds to the Company of approximately $7 million, which are in excess of the costs of their production. Since the start of commissioning in late December 2004, the Aguablanca operation has seen a steady improvement in plant throughput, nickel and copper recoveries and concentrate grades. Improvements are continuing as commissioning progresses.

First Quarter Highlights

- Revenues of $8,919,900.
- Net loss of $16,127,800.
- Cash used in operating activities of $11,074,900.
- $62 million held in cash and cash equivalents.
- Gold production from the Company's operations of 23,435 ounces at a cash cost of $443 per ounce.
- Aguablanca mine commissioning underway, with results improving towards design criteria and saleable concentrate being produced.

Summary of Results
($000 except where stated)

| | Three Months Ended March 31, | |
	2005	2004
Revenues	**8,920**	18,838
Cash flow provided by (used in) operating activities	**(11,075)**	4,920
Net loss	**(16,128)**	(6,412)
Net loss per share – basic	**(0.10)**	(0.06)
Weighted average shares outstanding – basic (in millions)	**157.5**	113.3

($000)	**March 31, 2005**	December 31, 2004
Cash and cash equivalents	**61,994**	81,889
Long-term debt, excluding current portion	**22,718**	31,109
Shareholders' equity	**172,089**	191,320

Summary of Quarterly Results
($000 except where stated)

| | **2005** | | 2004 | | | | 2003 | |
	1Q	**4Q**	3Q	2Q	1Q	4Q	3Q	2Q
Operating revenues	**8,920**	**15,816**	19,234	13,900	18,838	15,565	14,880	14,798
Net income (loss)	**(16,128)**	**(31,366)**	(6,379)	(288)	(6,412)	2,759	321	(555)
Net income (loss) per share – basic	**(0.10)**	**(0.21)**	(0.05)	(0.00)	(0.06)	0.02	0.00	(0.01)
Net income (loss) per share – diluted	**(0.10)**	**(0.21)**	(0.05)	(0.00)	(0.06)	0.02	0.00	(0.01)
Cash flow provided by operating activities	**(11,075)**	**(3,354)**	4,610	2,702	4,920	6,844	6,618	3,578

Review of Mining Operations – Nickel

Aguablanca Nickel Mine

During the first quarter of 2005, as part of the commissioning process, the Aguablanca nickel mine produced 16,300 dry tonnes of concentrate containing 708 tonnes of nickel (and 800 tonnes of copper) from processing 179,445 tonnes of ore at average nickel and copper head grades of 0.69% and 0.57%, respectively. Nickel and copper recoveries achieved during the period were 58.4% and 82.1%, respectively. Mine head grades are reconciling well to the ore block model for the open pit. While nickel concentrate grades and recoveries are below budget, improvements are continuing as the commissioning progresses.

Operating Results

	Three Months Ended March 31, 2005
Ore milled (tonnes)	179,445
Nickel head grade (%)	0.69
Copper head grade (%)	0.57
Nickel recovery (%)	58.4
Copper recovery (%)	82.1
Concentrate (tonnes)	16,300
Nickel production (tonnes)	708
Copper production (tonnes)	800

No sales of concentrates were made in the first quarter; however, subsequent to the end of the quarter in May, a shipment of 20,000 wet tonnes of concentrate grading approximately 4.7% nickel and 5.7% copper is planned to be made, which will generate net proceeds of approximately $7 million.

In mid-December 2004, the construction of the Aguablanca open pit Nickel mine and its on-site processing facilities was finalized with the installation and energizing of the high voltage power line by the third party power company. Commissioning of the Aguablanca plant commenced immediately thereafter. Certain design problems affecting the SAG mill and flotation circuit were identified and are being corrected with new replacement parts at the contractor's cost under the existing lump-sum turn key contract for the construction of the plant. Engineering Performance tests to be completed by the contractor, Fluor Corporation, are contractually required to be met prior to the handing over of the plant facilities to the Company.

Underground development at the Aguablanca mine is proceeding as planned with the access ramp now completed to approximately 1,645 m from the portal. It is anticipated that an underground infill drill program from the access ramp will commence in May. The purpose of this program is to convert known higher grade mineralization, previously drilled from surface, into resources and subsequently, reserves. These underground reserves would then be mined commencing in early 2006 to augment open pit production. In addition, the access ramp will be used as a base for future exploration of deeper targets.

Review of Mining Operations – Gold

During the first quarter of 2005, the Company's own underground gold operations produced 23,435 ounces of gold at a cash cost of $443 per ounce as compared with 31,688 ounces of gold at a cash cost of $213 per ounce in the same period of 2004. The budgeted cash cost for the first quarter of 2005 was $440 per ounce, higher than the budgeted figure for the rest of the year of $370 per ounce as a result of the underground mine ramp-up process. The El Valle plant processed 145,117 tonnes of the Company's own ore at an average gold grade of 5.5 g/t, compared with 141,562 tonnes with an average grade of 7.3 g/t gold in the prior year period. Recoveries averaged 91.9% in the first quarter of 2005 compared to 94.9% a year earlier. No ore was treated under the agreement with Nalunaq during the first quarter of 2005. In the first quarter of 2004, 26,274 tonnes of Nalunaq ore, averaging 14.7 g/t gold were treated in the El Valle plant.

At the end of March 2005, 27,400 tonnes of Nalunaq ore were delivered to the El Valle plant, which were processed in April 2005. A new shipment of Nalunaq ore is expected in June 2005. The purchase and treatment of the Nalunaq ore generates revenues and enables the El Valle plant to operate at approximately full capacity and, therefore, more efficiently and cost effectively.

Operating Results

		Three Months Ended March 31				
	2005			2004		
	Rio Narcea's operations	**Nalunaq ore**	**Total**	Rio Narcea's operations	Nalunaq ore	Total
Tonnes of ore milled	**145,117**	-	**145,117**	141,562	26,274	167,836
Grade (g/t)	**5.5**	-	**5.5**	7.3	14.7	8.5
Recovery (%)	**91.9**	-	**91.9**	94.9	97.8	95.7
Gold production (oz)	**23,435**	-	**23,435**	31,688	12,149	43,837
Cash cost ($/oz)	**443**	-	**443**	213	391	263

El Valle Mine

The Boinás zone within the El Valle operation produced 31,126 tonnes of underground ore grading 3.02 g/t gold during the quarter, which was lower than planned as problems with ground control were encountered in the early part of the period. Improvements in the mined tonnage per month are being made as the new mine plan is fully implemented. Mined production is now approaching forecast tonnage.

The geology of the Monica zone, within the El Valle mine, has now been re-interpreted and mining will now be undertaken using cut and fill methods in conjunction with sub-level stoping. In addition, dewatering of the lower Mónica zone and the Charnela zone will enable ore extraction from the lower Mónica zone and allow development of an exploration cross-cut to access the Charnela zone for better interpretation.

Carlés Mine

At the Carlés mine, 33,282 tonnes of underground ore grading 5.33 g/t gold were mined from the Carlés East deposit. Development drilling at the Carlés North zone has outlined a resource of 150,000 tonnes averaging 7 g/t and 0.45% copper which could be mined in 2006.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

The basic engineering study for the Tasiast gold project in Mauritania, West Africa commenced in January 2005 and was completed as planned towards the end of the first quarter. The purpose of the study is to review and update parameters of the feasibility completed in April 2004 by SNC Lavalin. SENET, the engineering contractor selected for this study, has provided preliminary results which are currently being reviewed by the Company.

Salave Gold Project

The major infill drilling program initiated in the fall of 2004 as part of the feasibility study of the project has been completed. In total, 14,900 m of drilling in 70 holes was completed during the course of the program. Efforts were also focused on defining the limits of the mineralization at the northern end of the deposit in the Mirayos zone and to the south in the Lagos zone.

The results of the final one-third of the 14,900 meter infill drilling program at Salave, with favourable assay results from 30 holes, were reported in a press release dated May 11, 2005. Hole RN 70 intersected high-grade mineralization in two zones that assayed 29.3 g/t gold over 18.15 meters beginning at a depth of 252.2 meters and 37.7 g/t gold over 21.65 meters beginning at a depth of 281.0 meters. This hole was vertical and offset 25 meters from existing holes on the project. The hole was 20 meters south of hole L9705, which previously intersected a grade thickness of approximately 1,000 g/t x m.

Efforts have also been directed towards completing various studies that will form part of the feasibility study. To date, hydrological, archaeological, geotechnical and environmental baseline studies, required to support the bankable feasibility study, have either been initiated or completed. Final site restoration plans are expected to be submitted for comment during the second quarter. Permitting work and preliminary applications are underway in parallel with the feasibility study work.

Review of Exploration Projects

Ossa Morena Regional Exploration

Rio Narcea continues to explore its large, 4,800 km^2 Ossa Morena property for both nickel sulphide and iron oxide copper-gold ("IOGC") targets. Airborne geophysical surveys have identified numerous nickel sulphide and IOGC targets. Several of these preliminary targets are now being followed up with detailed mapping, sampling and drilling. During the quarter Rio Narcea completed more than 1,300 meters of drilling.

Nickel Sulphide Exploration

One deep exploration drill hole in the Cabeço de Vide area of Portugal is testing a very large and highly conductive geophysical anomaly. Elsewhere in southern Portugal an exposure with up to 50% sulphides has been identified in a quarry on the Company's Beja property in southern Portugal. A soil geochemical survey in the area has delineated anomalous Cu and Ni values along a favourable 3.5 km trend that may correlate to the unit that hosts the mineralization. Assays of the first samples taken from this occurrence have returned up to 0.9% Ni and 0.8% Cu.

Iron Oxide Copper Gold ("IOCG") Exploration

A drilling program to explore the Las Herrerias target (100 km northwest of Aguablanca) completed 1,048 meters in 10 holes during the quarter with encouraging initial results. The program encountered volcanogenic massive sulfide mineralization along a 1.5 km strike length with an IOCG overprint along east-west trending structures in the northern end of the target exhibiting volcanogenic massive sulphide gold-bearing mineralization.   Additional work is continuing in the Alandroal and Barrancos permit areas of Portugal.

Rio Narcea Gold Belt

On March 15, 2005, the Company signed a definitive agreement with Compania de Minas Buenaventura, S.A.A. ("BVN"), under which BVN has the option to earn up to a 70% interest in all of the Company's exploration stage properties within the Rio Narcea Gold Belt in northern Spain, with the exception of the El Valle and Carlés mines and the related infrastructure. To earn a first 51% interest, BVN must make expenditures totalling €2.2 million (approximately $2.9 million) within two years to fund an underground exploration and development program on the Santa Marina property. Once it has earned a 51% interest, BVN will have the option to earn an additional 19% interest by incurring a further €2.4 million (approximately $3.1 million) of exploration expenses at Santa Marina.

Capital Resources and Liquidity

The Company ended the quarter with $61,994,100 of cash and cash equivalents and $55,863,400 of working capital. There has been a reduction of cash and cash equivalents of $19,894,700 during the quarter, a significant portion of which was due to the cash used in operating activities, including Aguablanca, and the negative translation effect of the U.S. dollar / Euro exchange rate on the cash and cash equivalents held in Euros. In addition, the working capital was also affected by the reclassification from long-term to current of $8.0 million due to Investec Bank (UK) Ltd. and Macquarie Bank Ltd. ("Investec and Macquarie") in March 2006.

Cash flow used in operating activities amounted to $11,074,900 in the first quarter of 2005 compared to cash flow provided by operating activities of $4,920,100 in the same period of 2004, as a result of the factors referred to in page 1 of this Report. Before working capital adjustments, cash flow used in operating activities was $4,163,500 compared with positive $5,974,500 in the same period of 2004.

Gold and nickel operations consumed $2.9 million and $7.6 million, respectively, of operating cash flows while corporate activities consumed $0.6 million. Effective January 1, 2005, the Aguablanca project is considered and accounted for as an "operating activity" instead of an "investing activity", since, among other factors, the market value of the concentrate produced is higher than the costs incurred to produce it. However, there have been no sales of concentrates from the Aguablanca project during the first quarter of 2005, although 708 tonnes of contained nickel were produced and trucked to the Huelva port ready to be shipped.

During the first quarter of 2005, investing activities consumed $6,499,300 of cash, including capital expenditures on mineral properties of $7,037,800. In the first quarter of 2004, investing activities used $26,963,700. The expenditures in respect of Aguablanca include the payment of existing invoices for the construction of the plant, which came due for payment in the first quarter and ongoing expenditures in respect of the underground ramp. The following table sets forth the Company's capital expenditures on mineral properties:

($ Million)	Three months ended March 31, 2005	2004
El Valle and Carlés	2.1	2.1
Aguablanca	3.2	13.1
Acquisition of Salave	-	5.0
Tasiast	0.7	-
Other	1.0	-
Total	**7.0**	20.2

Subsequent to the end of the first quarter, on April 1, 2005, the Company collected a first tranche of €5.7 million (approximately $7.3 million) from the subsidy that had been granted on July 21, 2003 and amended on January 14, 2004 by the Ministry of the Economy for the construction of the Aguablanca project. The balance of the grant (approximately $3.4 million) is expected to be collected during 2005.

For the first quarter of 2005, cash provided by financing activities amounted to net $2,293,700, which includes an additional drawdown of €1.1 million (approximately $1.4 million) under the Barclays credit related to the VAT on the Aguablanca project, and $0.6 million as a result of the exercise by HSBC Investment Bank plc. of 1,000,000 options that otherwise would have expired.

For the first quarter of 2004, proceeds from bank loans totaled $38,222,000. On March 25, 2004, the Company executed a drawdown of $30 million from the Investec and Macquarie debt facility with certain copper and exchange rate hedging requirements to complete the construction of the Aguablanca project. The Company drew down an additional $1,951,100 from the Barclays VAT facility and a subsidized loan of €5 million (approximately $6.3 million). Financing fees on bank loans relating to the Aguablanca project amounted to $985,300. Repayments of bank loans during the quarter totaled $3,942,100, which included prepayments, in respect of the loan facility with Deutsche Bank, of $2,375,000.

Operating Results

Gold sales from own operations in the first quarter were $8,919,900 from the production of 23,435 ounces compared to $13,793,200 from the production of 31,688 ounces in the corresponding 2004 period. Rio Narcea reported a net loss of $16,127,800 ($(0.10) per share) for the first quarter of 2005 compared to a net loss of $6,411,800 ($(0.06) per share) during the same period last year.

The loss in the first quarter was mainly due to the factors described on page 1 of this Report.

Rio Narcea realized an average gold price of $450 per ounce in the first quarter of 2005 versus $426 per ounce in the same period of 2004. The average spot price in the first quarter of 2005 was $427 per ounce versus $409 per ounce for the same period in 2004.

A reconciliation of gold sales, before giving effect to hedging transactions and to gold sales in the consolidated statements of operations and deficit, follows:

	Three Months Ended March 31,			
	2005		2004	
	$000	**$/oz**	$000	$/oz
Gold sales	**8,920**	**432**	18,838	420
Deferred derivatives loss	**365**	**18**	269	6
Realized gold sales	**9,285**	**450**	19,107	426
Average spot price	**427**			409
Sales (oz)	**20,643**			44,856
Production (oz)	**23,435**			43,837

Operating expenses in the first quarter of 2005 decreased to $14,345,700 compared to $20,603,500 (including cost of sales of Nalunaq ore of $4,749,500) for the same period last year. The reason for the higher operating expenses was mainly due to the factors referred to on page 1 of this Report.

Depreciation and amortization expenses for the first quarter were $1,135,700 compared to $2,590,800 for the first quarter of 2004. The reduction in amortization expenses is due to the combination of a much lower amortization from gold operations as a result of the write-down of the El Valle and Carlés assets recorded in 2004, offset by the amortization from nickel operations that commenced in January 2005.

Exploration costs amounted to $1,960,000 in the first quarter of 2005, of which $1.1 million were related to the bankable feasibility study underway for the Salave gold project, compared to $1,353,200 during the same period in 2004.

Administrative and corporate expenses amounted to $2,175,300 in the first quarter, higher than the $1,163,300 incurred during the corresponding period of 2004, due to the new corporate office set up in Toronto.

Financial revenues and expenses amounted to net expenses of $10,702,000 in the first quarter of 2005 compared to net expenses of $4,695,000 for the corresponding period in 2004.

The impact of a stronger U.S. dollar during the first quarter of 2005 resulted in translation losses of $4,424,200 on foreign currency exchange as the majority of the Company's loans are denominated in U.S. dollars and most of the cash and cash equivalents are denominated in Euros. In the first quarter of 2004, the Company had realized a foreign currency exchange loss of $943,000, also as a result of a stronger U.S. dollar.

As a result of adopting the amendments to CICA's Accounting Guideline AcG-13 ("Hedging Relationships") on January 1, 2004, the Company marks-to-market its derivative financial instruments. The change in the mark-to-market (fair value) of all derivative instruments during the three months period ended March 31, 2005 was negative $4,452,600, primarily due to the increase in copper prices during the quarter, which affect negatively the fair value of the derivatives. In addition, the Company recorded losses of $882,400 upon maturity of derivative financial instruments during the same period.

Net income (loss) amounted to ($3.1) million, ($9.6) million and ($3.4) million for the gold, nickel and corporate segments, respectively, in the first quarter of 2005; and ($1.5) million, ($3.8) million and ($1.2) million for the gold, nickel and corporate segments, respectively, in the same period of 2004.

Outlook

With the first shipment of concentrate scheduled for delivery in the second quarter, Aguablanca has now become a producing operation. It is anticipated that improvements in mill throughput and nickel grades and recoveries will continue and the production levels contemplated in the bankable feasibility study will be achieved.

Elsewhere at the Company's gold operations, optimization of the new mine plan is continuing. While production for the first quarter was lower than budgeted, the Company still forecasts production of 70,000 ounces at a cash cost of $385 per ounce for 2005. In addition, treatment of Nalunaq ore will commence during the second quarter as the first shipment of 27,400 tonnes has been delivered to the El Valle plant.

Selective exploration of prospective nickel sulphide and IOGC targets will continue for the remainder of the year. As part of the Company's strategy to fully evaluate the potential of the region, Rio Narcea may consider joint venturing part of this property to senior partners that can offer expertise and financial resources.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470   E-Mail: info@rngm.com
Fax: (416) 956 7471   Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(unaudited)

(stated in U.S. dollars)	March 31, 2005 $	December 31, 2004 $
ASSETS		
Current		
Cash and cash equivalents	61,994,100	81,888,800
Restricted cash	1,326,200	1,637,900
Inventories	12,717,100	7,314,600
Stockpiled ore	12,386,000	8,871,500
Accounts receivable		
Government grants	10,743,900	11,288,400
VAT and other taxes	12,308,200	8,964,900
Trade receivables	2,632,700	1,478,700
Other current assets	1,869,900	3,296,100
Current portion of deferred derivative loss	1,968,600	1,984,100
Total current assets	117,946,700	126,725,000
Mineral properties, net	143,914,900	140,531,400
Deferred stripping costs, net	3,555,200	3,780,300
Other assets	6,232,900	8,533,700
Deferred derivative loss	1,989,300	2,339,200
	273,639,000	281,909,600
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest	6,526,500	4,944,400
Accounts payable and accrued liabilities	39,477,300	31,128,800
Current portion of long-term debt	16,079,500	8,077,100
Total current liabilities	62,083,300	44,150,300
Other long-term liabilities	11,275,900	9,895,000
Long-term debt	22,717,600	31,109,000
Future income tax liabilities	4,804,300	4,804,300
Total liabilities	100,881,100	89,958,600
Non-controlling interest	668,900	631,200
Shareholders' equity		
Common shares	237,083,100	235,434,700
Employee stock options	7,920,300	7,994,600
Non-employee stock options and warrants	10,386,700	11,080,300
Defiance warrants	2,437,200	2,437,200
Common share purchase options	3,626,000	3,628,500
Deficit	(96,673,000)	(80,545,200)
Cumulative foreign exchange translation adjustment	7,308,700	11,289,700
Total shareholders' equity	172,089,000	191,319,800
	273,639,000	281,909,600

On behalf of the Board:

Rupert Pennant-Rea   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

	Three months ended March 31,	
(stated in U.S. dollars)	**2005** **$**	2004 $
OPERATING REVENUES		
Gold sales	**8,919,900**	13,793,200
Gold sales – Nalunaq ore	**—**	5,044,800
	8,919,900	18,838,000
OPERATING EXPENSES		
Cost of gold sales	**(9,476,800)**	(10,639,700)
Cost of gold sales – Nalunaq ore	**—**	(4,749,500)
Depreciation and amortization expenses	**(1,135,700)**	(2,590,800)
Exploration costs	**(1,960,000)**	(1,353,200)
Administrative and corporate expenses	**(2,175,300)**	(1,163,300)
Other income (expenses)	**402,100**	(107,000)
	(14,345,700)	(20,603,500)
Operating loss	**(5,425,800)**	(1,765,500)
FINANCIAL REVENUES AND EXPENSES		
Interest income	**321,900**	231,600
Foreign currency exchange loss	**(4,424,200)**	(943,000)
Interest expense and amortization of financing fees	**(1,264,700)**	(461,200)
Derivatives loss	**(5,335,000)**	(3,522,400)
	(10,702,000)	(4,695,000)
Loss before income tax	**(16,127,800)**	(6,460,500)
Provision for income tax	**—**	—
Net loss before non-controlling interest	**(16,127,800)**	(6,460,500)
Non-controlling interest	**—**	48,700
Net loss	**(16,127,800)**	(6,411,800)
Deficit, beginning of period	**(80,545,200)**	(36,100,300)
Deficit, end of period	**(96,673,000)**	(42,512,100)
Net loss per share – basic	**(0.10)**	(0.06)
Net loss per share – diluted	**(0.10)**	(0.06)
Weighted average common shares outstanding – basic	**157,460,315**	113,282,268
Weighted average common shares outstanding – diluted	**157,460,315**	113,282,268

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31,	
	2005	**2004**
(stated in U.S. dollars)	$	$
OPERATING ACTIVITIES		
Net income (loss)	**(16,127,800)**	(6,411,800)
Add (deduct) items not requiring cash		
Depreciation and amortization	**1,135,700**	2,590,800
Amortization of deferred financing fees	**449,600**	143,400
Reclamation liability accrual and other long-term liabilities	**59,000**	158,300
Foreign exchange	**5,251,100**	1,578,900
Accretion of interest on long-term debt	**170,300**	46,800
Non-cash derivatives loss	**4,818,000**	3,791,600
Options and shares granted	**233,500**	526,200
Amortization of deferred stripping costs	**—**	4,403,600
Non-controlling interest	**—**	(48,700)
Deferred stripping expenditures	**—**	(804,600)
Restoration expenditures	**(152,900)**	—
Changes in components of working capital		
Inventories	**(5,816,900)**	(573,200)
Stockpiled ore	**(5,886,300)**	19,800
VAT and other taxes	**(3,807,100)**	(1,257,400)
Trade receivables	**(1,238,100)**	1,763,900
Other current assets	**857,100**	(809,000)
Accounts payable and accrued liabilities	**8,979,900**	(198,500)
Cash provided by (used in) operating activities	**(11,074,900)**	4,920,100
INVESTING ACTIVITIES		
Expenditures on mineral properties	**(7,037,800)**	(15,243,900)
Acquisition of Salave deposit	**—**	(5,000,000)
Grants received	**—**	34,400
Restricted cash	**235,500**	(6,220,900)
Long-term deposits and restricted investments	**303,000**	(533,300)
Cash used in investing activities	**(6,499,300)**	(26,963,700)
FINANCING ACTIVITIES		
Proceeds from issue of common shares	**644,500**	691,200
Proceeds from bank loans and other long-term liabilities	**1,906,000**	38,222,000
Financing fees on bank loans	**(30,100)**	(985,300)
Repayment of bank loans	**(226,700)**	(3,942,100)
Cash provided by financing activities	**2,293,700**	33,985,800
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	**(4,614,200)**	59,200
Net increase (decrease) in cash during the period	**(19,894,700)**	12,001,400
Cash and cash equivalents, beginning of period	**81,888,800**	32,861,600
Cash and cash equivalents, end of period	**61,994,100**	44,863,000
Supplemental cash flow information		
Interest paid in cash	**339,600**	110,400
Income taxes paid in cash	**—**	—